中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Southern Airlines Company Limited (the "**Company**") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Wednesday, 30 November 2011 at 9:30 a.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 14 October 2011 (the "**Circular**"):

SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1. to consider and approve the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited";

2. to consider and approve the "Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited";

3. to consider and approve the "Grant of Authority to the Board of Directors to Deal with the Relevant Matters of H Share Appreciation Rights Scheme";

ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

4. to consider and approve the election of directors for the sixth session of the board of directors of the Company:

4.1. to consider and approve the appointment of Mr. Yuan Xin An as the non-executive director of the Company

4.2. to consider and approve the appointment of Mr. Liu Chang Le as the independent non-executive director of the Company

5. to consider and approve the amendment to the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited".

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

14 October 2011

As at the date of this notice the Directors include Si Xian Min and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the EGM**

   a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of 28 October 2011 ("Eligible Shareholders") or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A shares of the Company shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the EGM**

   a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Thursday, 10 November 2011, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

   b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

   c. Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:30 p.m. on 28 October 2011.

   d. The register of H Shares will be closed from 29 October 2011 to 30 November 2011 (both days inclusive), during which period no transfer of H Shares will be registered.

3. **Proxies**

   a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

   b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the annual general meeting, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

   c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. Cumulative voting

The directors will be elected through cumulative voting at the EGM, the number of total votes that a shareholder can exercise is decided by the following factors: (i) the number of shares held by such shareholder, and (ii) the number of directors to be elected. A shareholder can give all his or her votes to one candidate or divide his or her votes among several candidates. Directors are elected at the EGM based on the total number of votes he or she receives.

5. Miscellaneous

a. The EGM is expected to last for half day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarters of the Company is:
1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing

c. Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.